FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

500 Bourke Street Melbourne
ASX Announcement	Victoria 3000
Australia

Melbourne, Wednesday, 7 December 2004

National Australia Bank and Ion Limited

The National Australia Bank has an exposure in relation to Australian auto parts company, Ion Limited, whose Board has today appointed Mr Colin Nicol of McGrath Nicol + Partners as voluntary administrator for the company and its Australian subsidiaries.

The National was part of a syndicate with four other banks to provide funding for Ion.  The total exposure for the National is approximately $135 million, including approximately $100 million in syndicated unsecured credit.

The National will be liaising with the voluntary administrator, its fellow syndicate members and other creditors to better understand the administrator’s options and proposals for any potential restructuring of the Ion Group and the potential impacts on the National’s position (including the need to make specific provision for its exposure).

For further information:

Brandon Phillips	Samantha Evans
Group Manager	Group Communications Adviser
Group Corporate Relations	Group Corporate Affairs
03 8641 3857 work	03 8641 4982 work
0419 369 058 mobile	0404 883 509 mobile

Karen Cush
Investor Relations Officer
03 8641 3580 work
0404 881 517 mobile

Or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Susan Crook

Date:	8 December 2004	Title:	Associate Company Secretary